UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Amendment No. 2)

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

Borderfree, Inc.

(Name of Subject Company)

Borderfree, Inc.

(Names of Persons Filing Statement)

COMMON STOCK, PAR VALUE $0.01 PER SHARE

(Title of Class of Securities)

09970L100

(CUSIP Number of Class of Securities)

Michael A. DeSimone

Chief Executive Officer

Borderfree, Inc.

292 Madison Avenue, 5th Floor

New York, New York 10017

(212) 299-3500

With copies to:

Mark J. Macenka

Joseph C. Theis, Jr.

James A. Matarese

Goodwin Procter LLP

Exchange Place

Boston, MA 02109

(617) 570-1000

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 2 to Schedule 14D-9 (this “Amendment”) amends and supplements the Schedule 14D-9 filed with the Securities and Exchange Commission (the “SEC”) on May 12, 2015 (as amended or supplemented from time to time, the “Schedule 14D-9”), by Borderfree, Inc., a Delaware corporation (“Borderfree”). The Schedule 14D-9 relates to the tender offer by BrickBreaker Acquisition Corp., a Delaware corporation (“Purchaser”) and a wholly-owned subsidiary of Pitney Bowes International Holdings, Inc. (“PBIH”), a Delaware corporation and a subsidiary of Pitney Bowes Inc., a Delaware corporation (“Parent” and together with Purchaser and PBIH, the “Offerors”), to purchase all of the issued and outstanding Shares at a purchase price of $14.00 per Share, net to the seller in cash (the “Offer Price”), without interest, less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 12, 2015 (as amended or supplemented from time to time, the “Offer to Purchase”), and the related Letter of Transmittal (as amended or supplemented from time to time, the “Letter of Transmittal,” and, together with the Offer to Purchase, the “Offer”). The Shares will be purchased by Purchaser. The Offer is described in a Tender Offer Statement on Schedule TO (as amended or supplemented from time to time, the “Schedule TO”), filed by the Offerors with the Securities and Exchange Commission (the “SEC”) on May 12, 2015. The Offer to Purchase and the Letter of Transmittal are filed as Exhibits (a)(1) and (a)(2) to the Schedule 14D-9, respectively.

Capitalized terms used, but not otherwise defined, in this Amendment shall have the meanings ascribed to them in the Schedule 14D-9. The information in the Schedule 14D-9 is incorporated into this Amendment by reference to all applicable items in the Schedule 14D-9, except that such information is hereby amended and supplemented to the extent specifically provided herein.

ITEM 8.	ADDITIONAL INFORMATION.

Item 8 (“Additional Information”) of the Schedule 14D-9 is hereby amended and supplemented by inserting the following heading and paragraph immediately preceding the heading “Golden Parachute Compensation”:

Certain Litigation.

On May 26, 2015, Leonard Bronfeld filed a purported stockholder class action against Borderfree, the Board, Parent and Purchaser in connection with the transactions contemplated by the Merger Agreement in the Court of Chancery of the State of Delaware. The case is captioned Leonard Bronfeld v. Borderfree, Inc. et al., Case No. 11063. Bronfeld alleges that the Board breached its fiduciary duties in evaluating, negotiating and approving the transactions contemplated by the Merger Agreement, which includes allegedly preclusive deal protection provisions, and by causing the dissemination of purportedly materially misleading information about such transactions. Bronfeld also alleges that Borderfree, Parent and Purchaser aided and abetted those breaches of fiduciary duties by the Board. Bronfeld seeks, among other things, to enjoin and/or rescind such transactions and requests attorneys’ fees and damages in an unspecified amount. The defendants believe these claims are without merit and intend to vigorously defend against these claims. If additional similar complaints are filed, absent new or different allegations that are material, Borderfree will not necessarily announce such additional filings.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 14D-9 is true, complete and correct.

BORDERFREE, INC.

Dated: May 28, 2015	By:	/s/ Michael A. DeSimone
	Name:	Michael A. DeSimone
	Title:	Chief Executive Officer

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